Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax

Harry S. Pangas Partner harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

June 26, 2026

VIA EDGAR

Mr. Jacob Sandoval, Branch Chief

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steele Creek Capital Corporation

Annual Report on Form 10-K (File No. 814-01351)

Dear Mr. Sandoval:

On behalf of Steele Creek Capital Corporation (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2026 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 25, 2026 (the “Form 10-K”). The Staff’s comment is set forth below and is followed by the Company’s response.

Form 10-K

1.	Comment: In future SEC filings, please disclose the Company’s accounting policies for investments on non-accrual.

Response: The Company confirms that it will disclose its accounting policies for investments on non-accrual in its Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2026, and other periodic reports filed thereafter.

* * *

June 26, 2026 Page 2

If you have any questions concerning the foregoing, please contact Harry S. Pangas at 202.261.3466 (or by e-mail at harry.pangas@dechert.com) or Paul Stevens at 202.261.3353 (or by e-mail at paul.stevens@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Marie Bober, Steele Creek Capital Corporation

Paul Stevens, Dechert LLP